FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey House, 2 Triton Square, Regent’s Place
London NW1 3AN, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

ABBEY NATIONAL PLC

2. Name of director

LUQMAN ARNOLD
STEPHEN ALAN MICHAEL HESTER
MARK ANDREW PAIN
ANGUS JAMES PORTER
PRISCILLA AUDREY VACASSIN
ALAN STEPHEN ANTONY WYATT

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTORS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

MOURANTS & CO. TRUSTEES LIMITED.

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARES PURCHASED FOR THE DIRECTORS NAMED IN 2 ABOVE UNDER THE TERMS OF THE ABBEY NATIONAL PLC DEFERRED BONUS PLAN.

7. Number of shares / amount of stock acquired

95,654,ORDINARY SHARES OF 10p EACH

LUQMAN ARNOLD	54,208 ORDINARY SHARES OF 10p EACH
STEPHEN ALAN MICHAEL HESTER	29,580 ORDINARY SHARES OF 10p EACH
MARK ANDREW PAIN	2,676 ORDINARY SHARES OF 10p EACH
ANGUS JAMES PORTER	3,747 ORDINARY SHARES OF 10p EACH
PRISCILLA AUDREY VACASSIN	3,212 ORDINARY SHARES OF 10p EACH
ALAN STEPHEN ANTONY WYATT	2,231 ORDINARY SHARES OF 10p EACH

8. Percentage of issued class

0.00%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF 10p EACH

12. Price per share

SHARES PURCHASED OVER THREE DAYS FROM 22 – 24 MARCH 2004 AT PRICES FROM 437p TO 444p.

13. Date of transaction

22 – 24 MARCH 2004

14. Date company informed

25 MARCH 2004

15. Total holding following this notification

411,164 ORDINARY SHARES OF 10p EACH

LUQMAN ARNOLD	264,064 ORDINARY SHARES OF 10p EACH
STEPHEN ALAN MICHAEL HESTER	79,580 ORDINARY SHARES OF 10p EACH
MARK ANDREW PAIN	58,330 ORDINARY SHARES OF 10p EACH
ANGUS JAMES PORTER	3,747 ORDINARY SHARES OF 10p EACH
PRISCILLA AUDREY VACASSIN	3,212 ORDINARY SHARES OF 10p EACH
ALAN STEPHEN ANTONY WYATT	2,231 ORDINARY SHARES OF 10p EACH

16. Total percentage holding of issued class following this notification

0.00%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

JASON WRIGHT – 0207 756 4767

25. Name and signature of authorised company official responsible for making this notification

JASON WRIGHT

Date of Notification

29 MARCH 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 29 March 2004
By: /s/ Jason Wright Jason Wright Abbey Secretariat